SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2009, incorporated by reference herein:

Exhibit

99.1    Release dated April 24, 2009, entitled “REPORT TO SHAREHOLDERS FOR THE
           QUARTER AND NINE MONTHS ENDED 31 MARCH 2009”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: April 24, 2009
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter and nine months ended 31 March 2009
(Incorporated in the Republic of South Africa), Registration No.1895/000926/06 , JSE share code: DRD ISIN: ZAE 000058723, Issuer code: DUSM NASDAQ trading symbol: DROOY (“DRDGOLD” or “the company”).
REVIEW OF OPERATIONS
Quarter
Quarter
%
Quarter
9 months to
9 months to
Group
Mar 2009
Dec 2008
Change
Mar 2008
31 Mar 2009
31 Mar 2008
Gold production
Continuing operations
oz
58 997
60 057
(2)
70 378
189 915
236 794
kg
1 835
1 868
(2)
2 189
5 907
7 365
Discontinued operations
oz
–
–
–
–
–
13 427
kg
–
–
–
–
–
417
Group
oz
58 997
60 057
(2)
70 378
189 915
250 221
kg
1 835
1 868
(2)
2 189
5 907
7 782
Cash operating costs
Continuing operations
US$ per oz
653
654                        –
667
691
647
ZAR per kg
211 666
217 839
3
162 806
205 149
148 863
Discontinued operations
US$ per oz
–
–
–
–
–
1 098
ZAR per kg
–
–
–
–
–
252 775
Group
US$ per oz
653
654                        –
667
691
672
ZAR per kg
211 666
217 839
3
162 806
205 149
154 431
Gold price received
US$ per oz
915
769                      19                     943
850
796
ZAR per kg
292 369
255 213
15
228 836
252 235
182 993
Capital expenditure
US$ million
6.4
9.2                      30                     4.7
24.7
16.5
ZAR million
65.8
91.8                      28
35.6
227.8
117.4
GROUP RESULTS
KEY FEATURES
•
Operating profit up 38% to R129.9 million
•
Cash operating costs down 5%
•
Fatality free quarter
•
Shareholders approve the acquisition of a 50% interest in
the Elsburg Gold Mining Joint Venture from Mintails Limited
Stock traded
JSE
NASDAQ*
Average volume for the quarter per day ('000)
969
2 074
% of issued stock traded (annualised)
67
143
Price • High
R9.55
$0.983
• Low
R5.16
$0.490
• Close
R7.82
$0.845
*This data represents per share data and not ADS data (one ADS represents ten ordinary shares).
STOCK
Issued capital
377 535 374 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 395 703 332

DRDGOLD Limited
Shareholder Report 09
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or
achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to
DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive
position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2008, which we filed with the United States Securities and Exchange Commission on 12 December 2008 on Form 20-F. You
should not place undue reliance on these forward-looking
statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-
looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety, health and environment
I am extremely pleased to be able to report that there were no fatalities at any of our operations during the quarter under review. It must be acknowledged that the suspension of underground mining at the East Rand Proprietary Mines Limited (“ERPM”) – and thus the elimination of the risk inherent in deep-level mining from at least that quarter – was a significant factor. However, this should not detract from the fact that our continuing deep-level mining
operation, Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”),
was also fatality-free in a quarter that was otherwise not without mishap.
On the evening of 17 January, the electrical sub-station at Blyvoor’s
No 5 Shaft was destroyed by a lightning strike while some
275 employees were working underground. It is testimony to the mine’s policy and practice that all underground employees be issued with self-rescuer packs and to the general efficacy of its emergency procedures that all 275 were brought safely to surface.
Predictably, ERPM – where only 169 people are currently employed –
recorded substantial rate improvement in respect of the other key safety indicators – dressing station injuries, disabling injuries and reportable injuries. Performance in respect of these at Blyvoor and
Crown Gold Recoveries (Pty) Limited (”Crown”) were mixed however, pointing to the need for continuing effort and focus to achieve sustainable improvement. While Blyvoor’s dressing station rate improved by 2%, its lost time injury rate and reportable injury rate deteriorated by 37% and 7% respectively. Crown recorded a 7%
regression in its dressing station injury rate, a 150% regression in its lost time injury rate, and showed no improvement in its reportable injury rate.
Work towards implementation of a group-wide behaviour based
safety initiative continues, with piloting scheduled for
implementation at Blyvoor’s No 6 Shaft during April and May 2009.
A number of operation- and issue-specific safety campaigns are currently under way across the group.
In respect of occupational hygiene, risk assessment training for all full-time health and safety representatives at Blyvoor and Crown has been conducted. At Blyvoor an occupational hygiene baseline risk assessment for airborne pollutants is under way and a similar assessment for noise exposure is scheduled to begin during April
2009; installation of wet scrubbers is in progress; and 85% of all rock drills and 93% of all fans have been silenced. Monitoring of airborne pollutants and noise at the other group operations is ongoing.
Total expenditure on environmental issues during the quarter was some R10.5 million relating to slimes clean-up, vegetation of dumps, contributions to the rehabilitation trust fund and site rehabilitation.
Production
Total gold production was 2% lower at 58 997 oz, mainly due to a drop of more than 50% in gold production from ERPM, a
consequence of the suspension of underground mining during the
December quarter. Gold production from Blyvoor was 3% lower, primarily due to lower surface production resulting from heavy summer rainfall and pump and pipe failures. Crown staged an
appreciable recovery from the previous quarter, increasing gold production by 17% on the back of a better average yield, driven by higher than expected recoveries from the Top Star site. The quarter under review saw the first appreciable gold production from Ergo
Gold – 1 736 oz, or 50%, attributable to DRDGOLD.
Financial
Total revenue for the quarter was 13% higher at R536.5 million, reflecting a 15% increase in the average Rand gold price received to
R292 369/kg. After accounting for cash operating costs – 5% lower at
R388.4 million – and gold in process of R18.2 million, operating profit was 38% higher at R129.9 million.
After deduction of depreciation of R23.5 million, an adjustment for environmental rehabilitation of R7.8 million and retrenchment costs of R1.8 million, gross profit from operating activities was 243%
higher at R116.0 million.
Administration expenses and general costs of R33.8 million and finance income of R20.6 million, together with lesser deductions and income, resulted in profit before tax of R95.0 million, an increase of
51% on the previous quarter.
Taxation was 74% higher at R51.5 million, leaving net profit 30%
higher at R43.5 million.
Detailed operational review
Blyvoor
Total gold production was 3% lower at 32 248 oz, reflecting a 15%
decline in gold produced from surface sources to 9 710 oz. Total throughput was 9% lower at 945 000 t due mainly to lower surface throughput, while the total average yield was slightly higher at
1.06 g/t, a consequence of improved underground yield.
Notwithstanding the loss of six production shifts at No 5 Shaft following a lightning strike at the shaft’s electrical sub-station on
17 January 2009, underground gold production was 2% higher at
22 538 oz. This resulted from a 5% increase in average underground yield to 4.77 g/t, due mainly to the elimination of old gold recovery at No 4 Shaft, which had been causing grade dilution. Underground throughput was 2% lower at 147 000 t.
Lower surface gold production was a consequence mainly of a 10%
decline in surface throughput to 798 000 t, reflecting the negative impact of heavy rainfall during January and February on slimes recovery and of pipe and pump failures at the slimes recovery operation during March. A new pipeline from the slimes operation transfer pump station to the plant is being installed and is expected to be completed by the end of May 2009. The average surface yield for the quarter was 5% lower at 0.38 g/t.
Total cash operating costs rose by 4% to R202 814/kg, reflecting lower gold production. Underground cash operating costs were well contained to a 2% decrease to R247 907/kg while surface cash operating costs increased by 17% to R98 142/kg.

Shareholder Report 09
DRDGOLD Limited
improve to the targeted 0.16 g/t now that the elution plant at Ergo has been commissioned.
Cash operating costs were R341 833/kg and the attributable
operating loss was R3.5 million compared with the previous quarter’s
R11.0 million.
Total capital expenditure was R30.8 million, compared with the previous quarter’s R26.3 million.
Exploration and prospecting
Blyvoor
Underground diamond drilling improved to some 177 m of prospect drilling and 189 m of cover drilling during the quarter.
The annual ore resource and reserve estimation process has started, with Datamine specialists involved in the initial stage of the process.
Ergo
Ergo Phase 2 drilling has been completed and the final resource estimation for uranium, sulphur and gold is being compiled.
ERPM
All exploration activities have been suspended.
Looking ahead
We remain of the view that global economics will continue to be characterised by considerable volatility for the foreseeable future, and that the full impact of this macro-economic volatility has yet to filter through fully to the South African economy. We favour the recently pronounced view of gold consultancy GFMS that prospects for gold to trade upward to the US$1 100 -1 200/oz range are good but recent events such as the IMF gold sale and the strengthening of the Rand serve to remind us that the market and the milieu in which we operate are themselves not at all immune to volatility.
While there is considerable comfort to be drawn from a stronger gold price, particularly if accompanied by Rand weakness, we know we cannot be complacent. We will continue to tread our prescribed path of risk reduction, cost containment, headline earnings per share accretion and capital expenditure conservatism for the foreseeable future. Two previously-stated targets we have yet to consolidate over a period of several quarters are:
–  sustained production of 8 500 oz per month from underground at
    Blyvoor; and
–  reduction of ERPM’s cash-burn to R2.5 million per quarter.
The recent conclusion of our acquisition of 100% of the Elsburg Joint
Venture – now known as ErgoGold – is part of our drive to ensure the future of our business.
Other steps likely to flow from our current investigations are:
•
Optimising synergies between Crown and Ergo;
•
Securing additional tailings deposition capacity for Crown;
•
Replacing the current dump truck ore haulage system at
Blyvoor with an entirely more cost-effective railway/conveyor configuration; and
•
determining a sustainable means of managing – from ERPM – the rising water level of the Central Witwatersrand Basin.
We expect to be able to report positively on these and other developments over the next few quarters.
Niël Pretorius
Chief Executive Officer
24 April 2009
Cash operating profit was 44% higher at R90.0 million, due to the much stronger average gold price received.
Capital expenditure was 9% lower at R26.6 million.
Production build-up on the Way Ahead Project continued apace with a rate of 807 m
2
per month achieved in March 2009 and 1 200 m
2
per
month targeted by the end of the June 2009 quarter.
Previously-reported supplier delays continued to impact negatively on the 15/29 Incline Project, with mining now expected to start during the September 2009 quarter.
Crown
Gold production was 17% higher at 20 705 oz, due mainly to a 14%
increase in the average yield to 0.41 g/t. The increase in average yield reflects the impact of higher-grade material reporting from the Top
Star site, where production ramp-up continued apace during the quarter under review.
Throughput was 2% higher at 1 566 000 t. Going forward we will continue to limit throughput from Crown and City Deep to 400 000 t per month. Crown’s tailings deposition facilities are reaching the end of their capacity, are being carefully monitored, and if their condition deteriorates volumes may be reduced further. We are currently investigating the feasibility of coordinating the phasing out of these facilities with the establishment of alternative deposition capacity in the East Rand.
Cash operating costs were 11% lower at R169 651/kg, reflecting the increase in gold production.
Cash operating profit was 118% higher at R79.3 million, a
consequence both of higher gold production and the higher average gold price received.
Capital expenditure was 20% lower at R10.2 million, reflecting completion of capital development at Top Star. Deposition site maintenance continues as the primary absorber of capital
expenditure.
ERPM
Total gold production was 4 308 oz, down substantially from the previous quarter’s 8 840 oz. This reflects ERPM’s continued shift to surface retreatment-only operations, following the suspension of underground mining at the end of October 2008.
Gold throughput from underground clean-up activity was 23 000 t at an average yield of 1.39 g/t, resulting in the production of 1 029 oz.
Surface gold production was 16% higher at 3 279 oz due to a 21%
increase in surface throughput to 341 000 t. This was a consequence of increased capacity at Crown’s Knights Plant to treat material recovered from ERPM’s Cason Dump, following clearance of Crown sites in the area. The average surface yield was slightly lower at
0.30 g/t, reflecting continued recovery of material from the lower-
grade southern face of the Cason Dump.
Total cash operating costs were 33% higher at R427 396/kg,
reflecting lower gold production from underground. Surface cash operating costs were 3% higher at R254 627/kg.
The operating loss for the quarter under review was R17.7 million compared with the previous quarter’s R17.7 million.
ErgoGold
Gold production attributable 50% to DRDGOLD in the first full quarter of operation was 1 736 oz. This compares with the 64 oz produced from start-up in December 2008. Attributable throughput was 755 000 t at an average yield of 0.07 g/t. This is expected to

DRDGOLD Limited
Shareholder Report 09
The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting
Standards (“IFRS”) and IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008.
CONDENSED CONSOLIDATED Quarter
Quarter Quarter
9 months to
9 months to
Statement of comprehensive income
Mar 2009
Dec 2008 Mar 2008
31 Mar 2009
31 Mar 2008
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Continuing operations
Gold and silver revenue
536.5
476.8                  498.6
1 490.0
1 348.5
Net operating costs
(406.6)
(382.5) (356.5)
(1 208.6)
(1 095.8)
Cash operating costs
(388.4)
(406.9) (356.4)
(1 211.8)
(1 096.4)
Movement in gold in process
(18.2)
24.4                   (0.1)
3.2
0.6
Operating profit 129.9
94.3                  142.1                 281.4
252.7
Depreciation
(23.5)
(17.1) (18.4)
(57.6)
(58.0)
Movement in provision for environmental rehabilitation
7.8
(9.0) (4.7)
(13.3)
(14.2)
Retrenchment costs 1.8 (34.4) – (33.5) (6.2)
Gross profit from operating activities 116.0
33.8                   119.0                 177.0
174.3
Impairments
(3.3)
(4.8) –
(55.7)
–
Administration expenses and general costs
(33.8)
(32.4) (21.3)
(72.3)
(61.8)
Share-based payments
(2.0)
(3.1) (0.3)
(6.2)
(0.7)
Care and maintenance costs
(3.6)
(3.1) (2.3)
(9.5)
(7.6)
Financial liabilities measured at amortised cost
5.7
39.8                        –
52.8
(0.8)
Loss/(profit) on sale of assets and investments
(0.3)
10.2                        –
8.3
12.0
Finance income
20.6
25.7                    27.5                   79.2
40.6
Finance expenses and unwinding of provisions
(4.3)
(3.1) (4.7)
(10.1)
(17.9)
Profit before taxation 95.0
63.0                  117.9                  163.5
138.1
Income tax
(25.2)
(8.6) (13.6)
(49.4)
(17.1)
Deferred tax
(26.3)
(21.0) –
(46.0)
–
Profit after taxation 43.5
33.4                  104.3                    68.1
121.0
Discontinued operations
Loss for the period from discontinued operations
–
– (1.3)
–
(51.3)
Profit on sale of assets and investments
–
– 30.3
–
1 156.6
Impairment from discontinued operations
–
– (1.3)
–
(45.7)
Net profit for the period 43.5
33.4                   132.0                   68.1
1 180.6
Attributable to:
Ordinary shareholders of the company
34.1
54.7                  104.4                    91.9
954.7
Minority interest
9.4
(21.3) 27.6
(23.8)
225.9
43.5
33.4                  132.0                    68.1
1 180.6
Other comprehensive income
Foreign exchange translation
1.1
7.8                   22.0                  (10.6)
84.7
Total comprehensive income for the period 44.6
41.2                  154.0                    57.5
1 265.3
Attributable to:
Ordinary shareholders of the company 35.2
62.5                 126.4                    81.3
1 039.4
Minority interest
9.4
(21.3) 27.6
(23.8)
225.9
44.6
41.2                  154.0                   57.5
1 265.3
Reconciliation of headline profit
Net profit
34.1
54.7                  104.4                   91.9
954.7
Adjusted for:
– Impairments
3.3
4.8                       –
55.7
–
– Impairment from discontinued operation
–
– 1.3
–
45.7
– Profit on sale of discontinued operations
–
– (30.3)
–
(1 156.6)
– Loss/(profit) on sale of assets and investments
0.3
(9.8) –
(8.3)
(12.0)
– Minority share of headline earnings adjustment (0.1)
1.4                    27.9                 (11.1)
236.8
Headline profit
37.6
51.1                   103.3                 128.2
68.6
Headline profit per share – cents
10.0
13.6                     27.5                  34.0
18.3
Basic profit per share – cents
9.0
14.5                     27.7                  24.4
254.0
Diluted headline profit per share – cents
10.0
13.6                     27.5                  34.0
18.3
Diluted basic profit per share – cents
9.0
14.5                     27.7                  24.4
254.0
Calculated on the weighted average ordinary shares
issued of:
376 884 611
376 598 733 376 228 788
376 684 531
375 852 976

5 Shareholder Report 09
DRDGOLD Limited
CONDENSED CONSOLIDATED
As at
As at
As at
Statement of financial position
31 Mar 2009
31 Dec 2008
31 Mar 2008
Rm
Rm
Rm
Unaudited
Unaudited
Unaudited
Assets
Property, plant and equipment
932.8
891.2                 669.1
Non-current Investments and other assets
65.4
65.4                  57.7
Environmental rehabilitation trust funds
125.6
120.1                   86.6
Deferred tax
35.6
61.8                       –
Current assets
989.9
944.9               1 050.6
Inventories
80.6
97.4                   51.0
Trade and other receivables
348.6
223.5                 245.4
Cash and cash equivalents
545.7
609.0                 731.5
Assets classified as held for sale
15.0
15.0                  22.7
Total assets
2 149.3
2 083.4
1 864.0
Equity and liabilities
Equity
1 335.7
1 285.4
1 248.6
Shareholders' equity
1 298.3
1 257.4
1 187.3
Minority shareholders' interest
37.4
28.0                   61.3
Long-term liabilities
88.2
93.8                   49.2
Post-retirement and other employee benefits
24.7
24.1                   22.1
Provision for environmental rehabilitation
401.1
405.7                  296.9
Current liabilities
299.6
274.4                  247.2
Trade and other payables
292.8
262.2                  247.2
Short-term liabilities
6.8
12.2                       –
Total equity and liabilities
2 149.3
2 083.4
1 864.0
CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter
9 months to
9 months to
Statement of changes in equity
Mar 2009
Dec 2008
Mar 2008
31 Mar 2009
31 Mar 2008
Rm
Rm
Rm
Rm
Rm
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Balance at the beginning of the period
1 285.4
1 240.7
1 130.2
1 305.5
143.5
Share capital issued
3.7
0.4                     1.3                    4.1
28.4
– for acquisition finance and cash
–
–
–
–
28.0
– for share options exercised
4.1
0.4                     1.6                     4.5
1.6
– for costs
(0.4)
–
(0.3)
(0.4)
(1.2)
Increase in share-based payment reserve
2.0
3.1                     0.3                     6.2
0.7
Net profit attributed to ordinary shareholders
34.1
54.7                  104.4                   91.9
954.7
Net profit/(loss) attributed to minority shareholders
9.4
(21.3)
27.6
(23.8)
225.9
Dividends declared
–
–
–
(37.6)
–
Decrease in minorities
–
–
(37.2)
–
(189.3)
Other comprehensive income
1.1
7.8                   22.0                  (10.6)
84.7
Balance as at the end of the period
1 335.7
1 285.4
1 248.6
1 335.7
1 248.6

DRDGOLD Limited
Shareholder Report 09
CONDENSED CONSOLIDATED Quarter
Quarter Quarter
9 months to
9 months to
Statement of cash flows
Mar 2009
Dec 2008 Mar 2008
31 Mar 2009
31 Mar 2008
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited
Net cash in/(out)flow from operations
114.1
29.5                    (7.1)
168.9
(677.0)
Net cash (out)/inflow from investing activities
(88.0)
(81.6) (36.0)
(216.0)
2 075.3
Net cash (out)/inflow from financing activities
(89.7)
(149.5) 1.6
(241.8)
(1 037.9)
(Decrease)/increase in cash and cash equivalents
(63.6)
(201.6) (41.5)
(288.9)
360.4
Translation adjustment
0.3
1.6                   23.8                  (11.5)
233.4
Opening cash and cash equivalents
609.0
809.0                  749.2                 846.1
137.7
Closing cash and cash equivalents
545.7
609.0                  731.5                  545.7
731.5
Reconciliation of net cash in(out)flow from operations
Profit before taxation
95.0
63.0                  117.9                  163.5
138.1
Net operating loss from discontinued operations
–
– (1.3)
–
(51.3)
95.0
63.0                  116.6                  163.5
86.8
Adjusted for:
Movement in gold in process
18.2
(24.4) 0.1
(3.2)
(0.6)
Depreciation and impairment
26.8
21.9                    18.4
113.3
58.0
Movement in provision for environmental rehabilitation
(7.8)
9.0                     4.7
13.3
14.2
Share-based payments
2.0
3.1                     0.3                     6.2
0.7
(Profit)/loss on derivative financial instruments
(5.7)
(39.8) –
(52.8)
0.8
Loss/(profit) on sale of assets and investments
0.3
(10.2) –
(8.3)
(12.0)
Finance expense and unwinding of provisions
3.2
1.8                     3.9                     6.6
11.7
Growth in Environmental Trust Funds
(3.3)
(3.3) (3.8)
(10.1)
(10.8)
Other non-cash items
8.3
(1.8) (2.7)
4.2
(10.2)
Taxation paid
(1.8)
(24.9) –
(26.7)
(22.9)
Working capital changes
(21.1)
35.1                 (144.6)
(37.1)
(792.7)
Net cash in/(out) flow from operations
114.1
29.5                    (7.1)
168.9
(677.0)
KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Total
Continuing operations Blyvoor Crown ERPM ErgoGold* operations
Ore milled (t'000) Underground
Mar 09 Qtr 147 – 23 – 170
Dec 08 Qtr 150 – 36 – 186
Financial year to Mar 09 451 – 123 – 574
Surface
Mar 09 Qtr 798 1 566 341 755 3 460
Dec 08 Qtr 889 1 531 282 16 2 718
Financial year to Mar 09 2 571 5 163 1 002 771 9 507
Total
Mar 09 Qtr 945 1 566 364 755 3 630
Dec 08 Qtr 1 039 1 531 318 16 2 904
Financial year to Mar 09 3 022 5 163 1 125 771 10 081
Yield (g/t) Underground
Mar 09 Qtr 4.77 – 1.39 – 4.31
Dec 08 Qtr 4.56 – 5.19 – 4.68
Financial year to Mar 09 4.66 – 4.54 – 4.63
Surface
Mar 09 Qtr
0.38                  0.41                0.30                  0.07                0.32
Dec 08 Qtr
0.40                  0.36                0.31                 0.13                 0.37
Financial year to Mar 09 0.36 0.38 0.31 0.07 0.34
Total
Mar 09 Qtr
1.06                  0.41                0.37                 0.07                 0.51
Dec 08 Qtr
1.00                 0.36                 0.86                 0.13                0.64
Financial year to Mar 09 1.01 0.38 0.77 0.07 0.59
Gold produced (oz) Underground
Mar 09 Qtr 22 538 – 1 029 – 23 567
Dec 08 Qtr 21 991 – 6 011 – 28 002
Financial year to Mar 09 67 549 – 17 939 – 85 488
Surface
Mar 09 Qtr 9 710 20 705 3 279 1 736 35 430
Dec 08 Qtr 11 414 17 747 2 829 64 32 054
Financial year to Mar 09 30 158 62 437 10 031 1 800 104 426
Total
Mar 09 Qtr 32 248 20 705 4 308 1 736 58 997
Dec 08 Qtr 33 405 17 747 8 840 64 60 056
Financial year to Mar 09 97 707 62 437 27 970 1 800 189 914

7 Shareholder Report 09
DRDGOLD Limited
KEY OPERATING AND FINANCIAL RESULTS (Unaudited) (continued)
Total
Continuing operations
Blyvoor
Crown
ERPM
ErgoGold*
operations
Gold produced (kg)
Underground
Mar 09 Qtr
701
–
32
–
733
Dec 08 Qtr
684
–
187
–
871
Financial year to Mar 09
2 101
–
558
–
2 659
Surface
Mar 09 Qtr
302
644
102
54
1 102
Dec 08 Qtr
355
552
88
2
997
Financial year to Mar 09
938
1 942
312
56
3 248
Total
Mar 09 Qtr
1 003
644
134
54
1 835
Dec 08 Qtr
1 039
552
275
2
1 868
Financial year to Mar 09
3 039
1 942
870
56
5 907
Cash operating costs
Underground
Mar 09 Qtr
770
–
3 058
–
852
(US$ per oz)
Dec 08 Qtr
765
–
1 111
–
817
Financial year to Mar 09
825
–
1 193
–
889
Surface
Mar 09 Qtr
303
529
795
1 067
521
Dec 08 Qtr
251
575
775
22 594
512
Financial year to Mar 09
328
548
807
1 833
529
Total
Mar 09 Qtr
630
529
1 336
1 067
653
Dec 08 Qtr
590
575
1 003
22 594
654
Financial year to Mar 09
671
548
1 054
1 833
691
Cash operating costs
Underground
Mar 09 Qtr
247 907
–
978 094
–
279 784
(ZAR per kg)
Dec 08 Qtr
252 617
–
354 011
–
274 386
Financial year to Mar 09
244 677
–
336 206
–
263 885
Surface
Mar 09 Qtr
98 142
169 651
254 627
341 833
166 357
Dec 08 Qtr
84 020
189 848
248 307
5 730 000
168 439
Financial year to Mar 09
97 199
162 494
235 545
534 268
157 064
Total
Mar 09 Qtr
202 814
169 651
427 396
341 833
211 666
Dec 08 Qtr
195 012
189 848
320 185
5 730 000
217 839
Financial year to Mar 09
199 157
162 494
300 107
534 268
205 149
Cash operating costs
Underground
Mar 09 Qtr
1 182
–
1 361
–
1 206
(ZAR per tonne)
Dec 08 Qtr
1 152
–
1 839
–
1 285
Financial year to Mar 09
1 140
–
1 525
–
1 222
Surface
Mar 09 Qtr
37                    70                   76                     24                  53
Dec 08 Qtr
34                    68                   77                   716                  62
Financial year to Mar 09
35
61
73
39
54
Total
Mar 09 Qtr
215
70
157
24
107
Dec 08 Qtr
195                    68                  277                  716                  140
Financial year to Mar 09
200
61
232
39
120
Cash operating profit
Mar 09 Qtr
9.4
8.2
(1.8)
(0.3)
15.5
(US$ million)
Dec 08 Qtr
6.8
3.1
(1.8)
(1.4)
6.7
Financial year to Mar 09
18.3
19.0
(5.7)
(1.7)
29.9
Cash operating profit
Mar 09 Qtr
90.0
79.3
(17.7)
(3.5)
148.1
(ZAR million)
Dec 08 Qtr
62.3
36.3
(17.7)
(11.0)
69.9
Financial year to Mar 09
169.0
175.6
(51.9)
(14.5)
278.2
Capital expenditure
Mar 09 Qtr
2.6
1.0
(0.2)
3.1
6.5
(US$
million)
Dec 08 Qtr
3.1                  1.2                   2.4                  2.9                   9.6
Financial year to Mar 09
7.9
3.8
2.8
10.6
25.1
Capital expenditure
Mar 09 Qtr
26.6
10.2
(1.8)
30.8
65.8
(ZAR
million)
Dec 08 Qtr
29.2                 12.8                23.4                  26.3                91.7
Financial year to Mar 09
73.2
35.2
25.9
93.4
227.7
*ErgoGold represents DRDGOLD's 50% share of the Elsburg and Ergo Joint Ventures

DRDGOLD Limited
Shareholder Report 09
CASH OPERATING COSTS RECONCILIATION
Continuing operations
Total
R000 unless otherwise stated
Blyvoor
Crown
ERPM
ErgoGold*
operations
Total cash costs
Mar 09 Qtr
222 494
119 729
63 105
23 866
429 194
Dec 08 Qtr
190 908
113 822
131 060
3 911
439 701
Financial year to Mar 09
626 204
342 681
315 958
27 777
1 312 620
Movement in gold in process
Mar 09 Qtr
(12 416)
(2 040)
(1 019)
(2 698)
(18 173)
Dec 08 Qtr
20 701
(91)
(4 348)
8 144
24 406
Financial year to Mar 09
2 040
(888)
(3 376)
5 446
3 222
Less: Production taxes, rehabilitation
and other
Mar 09 Qtr
2 675
4 684
2 257
2 449
12 065
Dec 08 Qtr
4 287
5 185
3 507
521
13 500
Financial year to Mar 09
10 124
14 980
8 799
2 970
36 873
Less: Retrenchment costs
Mar 09 Qtr
–
–
(1 289)
–
(1 289)
Dec 08 Qtr
–
–
31 111
–
31 111
Financial year to Mar 09
–
–
30 680
–
30 680
Less: Corporate and general
administration costs
Mar 09 Qtr
3 981
3 750
3 847
260
11 838
Dec 08 Qtr
4 705
3 750
4 043
74
12 572
Financial year to Mar 09
12 881
11 250
12 010
334
36 475
Cash operating costs
Mar 09 Qtr
203 422
109 255
57 271
18 459
388 407
Dec 08 Qtr
202 617
104 796
88 051
11 460
406 924
Financial year to Mar 09
605 239
315 563
261 093
29 919
1 211 814
Gold produced
Mar 09 Qtr
1 003
644
134
54
1 835
Dec 08 Qtr
1 039
552
275
2
1 868
Financial year to Mar 09
3 039
1 942
870
56
5 907
Total cash operating costs – R/kg
Mar 09 Qtr
202 814
169 651
427 396
341 833
211 666
Dec 08 Qtr
195 012
189 848
320 185
5 730 000
217 839
Financial year to Mar 09
199 157
162 494
300 107
534 268
205 149
Total cash operating costs – US$/oz
Mar 09 Qtr
630
529
1 336
1 067
653
Dec 08 Qtr
590
575
1 003
22 594
654
Financial year to Mar 09
671
548
1 054
1 833
691
*ErgoGold represents DRDGOLD's 50% share of the Elsburg and Ergo Joint Ventures
DIRECTORS
(*British)(**American)
Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk **
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker
Company Secretary:
TJ Gwebu
For further information, contact Niël Pretorius at:
Tel: (+27-11) 219-8700
Fax: (+27-11) 476-2637
website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue
Blackheath, Randburg, South Africa
PO Box 390, Maraisburg, 1700
South Africa